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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7702U 10 2              13G                       Page  2  of  4
           -----------                                             ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LAUDER GASPAR VENTURES LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
     NUMBER OF
                              2,058,759 shares of the Issuer's Class B Common
       SHARES                 Shares, $.00457 par value per share (the "Class B
                              Common Stock"), each share of Class B Common Stock
    BENEFICIALLY              convertible into one share of the Issuer's Class
                              A Common Shares, $.00457 par value per share
     OWNED BY                 (the "Class A Common Stock").
                    ------------------------------------------------------------
       EACH              6    SHARED VOTING POWER

     REPORTING                None
                    ------------------------------------------------------------
      PERSON             7    SOLE DISPOSITIVE POWER

       WITH                   2,058,759 shares of Class B Common Stock
                     -----------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,058,759 shares of Class B Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                     13G                           Page 3 of 4


Item 1.(a)     The name of the Issuer is RSL Communications, Ltd.(the "Issuer").
----------


Item 1.(b) The address of the Issuer's principal executive office is ---------- Clarendon House, Church Street, Hamilton, HM CX Bermuda. The
               Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.        This  Schedule  13G  is  being filed with respect to the Issuer's
------- Class A Common Stock beneficially owned by Lauder Gaspar Ventures LLC (the "Reporting Person"), a New York limited liability company, whose address is 767 Fifth Avenue, Suite 4200, New York, New York 10153, as of December 31, 1997.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not  applicable.   This  statement  is  filed  pursuant  to  Rule
-------        13d-1(c).


Item 4.        Ownership
------

               (a)  Amount beneficially owned:

               As of December 31, 1997, the Reporting Person beneficially owned 2,058,759 shares of the Issuer's Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

               (b)  Percent of Class:

               As of December 31, 1997, the Issuer had outstanding 2,931,328 shares of its Class A Common Stock including the 2,058,759 shares of Class B Common Stock held by the Reporting Person, and such shares of Class B Common Stock represented 15.9% of the outstanding shares of Class A Common Stock assuming that only the Reporting Person converted its shares of Class B Common Stock into shares of Class A Common Stock.

               (c)  Number of shares as to which each reporting person has:

                    (i) Sole power to vote or to direct the vote:
                                                                2,058,759 shares

                   (ii) Shared power to vote or to direct the vote:
                                                                none

                  (iii) Sole power to dispose or direct the disposition of:
                                                                2,058,759 shares

                   (iv) Shared power to dispose or direct the disposition of:
                                                                none.


Item 5.   Ownership of Five Percent or Less of a Class
------
          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
------
          Not applicable.

                                      13G                         Page 4 of 4

Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   The Security Being Reported on By The Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the Group
-------
          Not applicable.


Item 9.   Notice of Dissolution of Group
-------
          Not applicable.


Item 10.  Certification
-------
          Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1998



                                        Lauder Gaspar Ventures LLC


                                        Bukfenc, Inc. as General Partner


                                        By: \s\ Andrew Gaspar
                                        ----------------------------
                                           Name: Andrew Gaspar
                                           Title: President